EXHIBIT 12

Statement regarding computation of ratio of earnings to fixed charges

	Year ended June 30,
	2017	2016	2015	2014	2013
	(in thousands, except for ratio of earnings to fixed charges)

Fixed charges
Interest expensed and capitalized	$3,484	$3,423	$4,456	$7,473	$7,966
Amortized premiums, discounts and capitalized expenses related to indebtedness
Estimate of the interest within rental expense	933	755	650	709	1,430
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-

Fixed charges	4,417	4,178	5,106	8,182	9,396

Earnings
Add	118,873	130,415	145,524	117,324	36,675
Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	114,456	126,237	140,418	109,142	27,279
Fixed charges	4,417	4,178	5,106	8,182	9,396
Amortization of capitalized interest	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-

Less	2,359	362	328	-	-
Interest capitalized
Preference security dividend requirements of consolidated subsidiaries
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	2,359	362	328

Earnings	$116,514	$130,053	$145,196	$117,324	$36,675

Ratio of earnings to fixed charges	26.38	31.13	28.44	14.34	3.90